SO
8/22/05

VF 8-11-05



05043400


SEC MAIL PROCESSING
RECEIVED
JUL 29 2005
WASH, D.C.
213
SECTION

SECURITI SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-9545

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JUNE 1, 2004 (MM/DD/YY) AND ENDING MAY 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WECHSLER & CO , INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 KENSICO DRIVE
(No. and Street)

MT KISCO, NY 10549
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY MITTENTAG (914) 242-6060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO , PC
(Name – *if individual, state last, first, middle name*)

1430 BROADWAY - 6TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 24 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAY MITTENTAG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WECHSLER & CO , INC, as of MAY 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH A. BERWA
Notary Public, State of New York
~~No 01BE6016404~~
Qualified in Westchester County
Commission Expires November 16, 2006

Jay Mittentag
Signature

Chief FINANCIAL OFFICER
Title

Sworn to before me this 28th day of July, 2005

Deborah A. Berwa
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition.~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: WECHSLER & CO , INC [13]

SEC FILE NO.: 8 9545 [14]

FIRM I.D. NO.: 3719 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

45 KENSICO DRIVE [20]
(No. and Street)

MT KISCO [21] NY [22] 10549 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): JUNE 1 2004 [24]

AND ENDING (MM/DD/YY): MAY 31 2005 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY MITTENTAG [30]

(Area Code) — Telephone No.: (914) 242 6060 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
WEKS, INC	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WECHSLER & CO., INC..

MAY 31, 2005

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Wechsler & Co., Inc.

We have audited the accompanying statement of financial condition of Wechsler & Co., Inc. as of May 31, 2005 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wechsler & Co., Inc. as of May 31, 2005 and the results of their operations and their cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.

New York, New York
July 14, 2005



FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WECHSLER & CO , INC — N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) MAY 31 2005 [99]
SEC FILE NO. 8 9545 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 108,840	200			$ 108,840	750
2. Receivables from brokers or dealers:						
A. Clearance account	16,078,713	295				
B. Other		300	$	550	16,078,713	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities	123,900	419				
C. Options		420				
D. Other securities	25,865,230	424				
E. Spot commodities		430			25,989,130	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 17,931,923 [130]						
B. At estimated fair value		440	17,206,131	610	17,206,131	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	39,839	680	39,839	920
11. Other assets		535	2,611,044	735	2,611,044	930
12. TOTAL ASSETS	$ 42,176,683	540	$ 19,857,014	740	$ 62,033,697	940

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WECHSLER & CO., INC. as of MAY 31, 2005

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114	685,538	1315	685,538	1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value			18,037,574	1360	18,037,574	1620
17. Accounts payable, accrued liabilities, expenses and other (NOTE 5)	272,848	1205	16,081,801	1385	16,354,649	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 272,848	1230	$ 34,804,913	1450	$ 35,077,761	1760

Ownership Equity

21. Sole Proprietorship	$	1770
22. Partnership (limited partners) ($ [1020])		1780
23. Corporation:		
A. Preferred stock	2,604,750	1791
B. Common stock	50,247	1792
C. Additional paid-in capital		1793
D. Retained earnings	24,300,939	1794
E. Total	26,955,936	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 26,955,936	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 62,033,697	1810

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER & CO., INC.
STATEMENT OF EARNINGS
YEAR ENDED MAY 31, 2005

REVENUE			
Profit Trading - Securities			5,322,618
Dividends & Interest (Net)			323,772
Other			297,590
			5,943,980
EXPENSES			
Employee Compensation and Benefits			1,913,828
Communications			209,835
Interest			92,968
Occupancy Expenses			177,025
Clearance Charges			2,718
Other Operating Expenses			2,909,328
			5,305,702
Net Profit Before Federal Income Tax and Unrealized Losses			638,278
Unrealized Loss on Investment Securities			(8,429,093)
Net Loss Before Federal Income Tax and Items Below			(7,790,815)
Provision for Federal Income Taxes			
Current		144,138	
Deferred		(3,451,714)	(3,307,576)
Net Loss From Operations			(4,483,239)
Extraordinary (Losses)	(235,688)		
(a) After Federal Income Taxes of	91,138	(144,550)	
Reserve for Contingencies (Note 5)		(2,500,000)	(2,644,550)
Federal Income Tax Adjustment Prior Year			(32,441)
Net Loss After Federal Income Taxes and Extraordinary Items			(7,160,230)

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MAY 31, 2005

	COMMON STOCK	PREFERRED STOCK	RETAINED EARNINGS	TOTAL
Balance - June 1, 2004	$ 50,247	$ 2,604,750	$ 31,412,419	$ 34,067,416
Add:				
Prior Year Adjustment			$ 48,750	$ 48,750
Deduct:				
Net Loss for the Year			$ (7,160,230)	$ (7,160,230)
Balance - May 31, 2005	$ 50,247	$ 2,604,750	$ 24,300,939	$ 26,955,936

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED MAY 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Profit (Loss) For the Year		$	(7,160,230)
Adjustment to Reconcile Net Loss to Net Cash Used in Operating Activities:			
Prior Year Adjustment	48,750		
Decrease in Receivable From Brokers or Dealers	5,746,444		
Decrease in Other Assets	625,663		
Decrease in Accounts Payable and Accrued Expenses Payable	(1,094,326)		
Total Adjustments			5,326,531
Net Cash Used by Operating Activities			(1,833,699)

CASH FLOWS FROM INVESTING ACTIVITIES:

Decrease in Securities Owned (Net)	1,879,990		
Capital Expenditures	39,839		
Net Cash Provided by Investing Activities			1,840,151

Increase in Cash and Cash Equivalents		6,452
Cash Beginning of Year		102,388
Cash at End of Year	$	108,840

SEE NOTES TO FINANCIAL STATEMENTS

1) General Business:
The company is registered as a broker/dealer in securities with the Securities and Exchange Commission. In this capacity, it executes principal and agency transactions. The company conducts business primarily with broker/dealers for its own proprietary accounts and also introduces customer transactions to Bear Stearns Securities Corp. on a fully disclosed basis.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market value (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business. Wechsler & Co., Inc. does not do business in foreign currency, futures or forward contracts.

2) Summary of Significant Accounting Policies:
(a) Securities sold, but not yet purchased include marketable securities stated at quoted market values, with unrealized gains and losses reflected in income. Subsequent market fluctuation of securities sold, but not yet purchased may require purchasing the securities at prices which may differ from the market values reflected on the statement of financial condition.

(b) Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets.

(c) The current and deferred portions of the income tax expense included in the statement of earnings as determined in accordance with FASB statement No. 109 "Accounting for Income Taxes," are as follows:

	Current	Deferred
Federal	$ (53,000)	$(2,564,130)
State	(44,450)	(887,584)
	$ (97,450)	$(3,451,714)

Deferred income taxes are applicable to unrealized appreciation of investment securities.

(Continue on next page)

(d) The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(e) The company is obligated under a noncancelable operating lease for its office premises expiring September 30, 2009. Total remaining obligations under this lease amount to $299,693.16

3) Capital Stock:

Capital Stock consists of the following:	
$1,000 Cumulative Preferred 6% No Par Value	
Authorized 10,000 Shares	
Issued and Outstanding 2,604.75 Shares	$ 2,604.750
Authorized 482 Share Common Shares	
Issued and Outstanding 160 Shares	$ 50,247

Cumulative dividends remain unpaid and undeclared.
On liquidation preference dividends will only be paid if declared from earnings.
As of May 31, 2005 dividends in the amount of $ 3,661,727.35 remain unpaid and undeclared
Cumulative Pfd dividends which remain unpaid would be an additional liquidation preference upon sale or liquidation of the corporation.

4) Net Capital Requirements:
The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires that the Company maintain a ratio of aggregate indebtedness to the net capital as defined, not to exceed 15 to 1. At May 31, 2005 the Company's net capital was $5,687,800 whereas the required net capital was $100,000. Aggregate indebtedness was $272,848. The percentage indebtedness to the net capital was 5%.

5) The Corporation currently has under appeal to the U.S. Tax court a proposed assessment by the Internal Revenue Service of a deficiency (with interest thereon relating to the Corporation's taxable year ended May 31, 1992, through and including May 31, 1999. While it is too early in the proceedings to predict the outcome, the Company believes that the Internal Revenue Service's positions are without merit, except, perhaps, for a portion of the deficiency assessed for its taxable year ended May 31, 1994 which (with interest) will not exceed $2,500,000. The reserve and charge are based on management's best current estimate of the Company's liability, but such liability could be higher or lower.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WECHSLER & CO., INC. as of MAY 31, 2005

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 26,955,936	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			26,955,936	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 26,955,936	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 19,857,014	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges	12,260	3610	(19,869,274)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 7,086,662	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities	18,595	3733		
3. Options		3730		
4. Other securities	1,221,299	3734		
D. Undue Concentration	158,978	3650		
E. Other (List)		3736	(1,398,862)	3740
10. Net Capital			$ 5,687,800	3750

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WECHSLER & CO., INC. as of MAY 31, 2005

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	18,199	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	5,587,800	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ▼22	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	272,948	3790
17. Add:						
A. Drafts for immediate credit ▼21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	272,948	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	5%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ▼23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WECHSLER & CO , INC. as of MAY 31 , 2005

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A.	(k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B.	(k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C.	(k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 BEAR, STEARNS SECURITIES CORP 4335	X	4570
D.	(k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SEE NOTES TO FINANCIAL STATEMENTS

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 TO CORPORATIONS CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA

FILING MAY 31, 2005

Net Capital Per Corporation's Unaudited Form X-17A-5 Part IIA Amended Filing May 31, 2005	$ 5,687,800
Net Capital Per Computation Pursuant to Rule 17A-5(d) Audited Filing	$ 5,687,800

SEE NOTES TO FINANCIAL STATEMENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

Board of Directors
Wechsler & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Wechsler & Co., Inc. for the year ended May 31, 2005 we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the finanacial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Wechsler & Co., Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and or determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisions.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Seciton 8 of Federal Reserve Regulaton T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practies and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection on any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.



New York, New York
July 14, 2005